Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that it received notification on December 20, 2024 that Robert Schriesheim, a Non-Executive Director of the Company, acquired a total of 21,400 Ordinary Shares of US$0.50 each in the Company ('Shares') at an average price of $11.73 per share on December 20, 2024.

Following this transaction, Robert Schriesheim has an interest in 21,400 shares in the Company.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Robert A. Schriesheim
2	Reason for the notification
a)	Position/status	Non-Executive Director / PDMR
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Purchase of Shares
c)	Price(s) and volume(s)	Price(s)Volume(s)$11.7321,400
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	December 20, 2024
f)	Place of the transaction	Nasdaq Global Select Market